

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III



RECEIVED
MAR 0 1 2002
354
PROCESSING

SEC FILE NUMBER
~~8-47997~~ 8-45573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10505 Wayzata Blvd
(No. and Street)

Minnetonka	MN	55305-1502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Bruce Workman — 952-541-6094
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

11000 Prairie Lakes Drive, Suite 410	Eden Prairie	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Workman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

WORKMAN SECURITIES CORPORATION

Table of Contents


EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Workman Securities Corporation
Minnetonka, Minnesota

We have audited the accompanying balance sheets of **Workman Securities Corporation** as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Workman Securities Corporation** as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Eden Prairie, Minnesota
February 28, 2002

11000 Prairie Lakes Drive • Suite 410 • Eden Prairie, Minnesota 55344-3800 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

WORKMAN SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,107	$ 123,645
Receivables		
Receivable from clearing organization	41,639	114,484
Advances to brokers, net of allowance for doubtful accounts of $0 and $1,149 in 2001 and 2000, repectively	1,107	1,985
Prepaid insurance	9,614	-
Total current assets	74,467	240,114
FURNITURE AND EQUIPMENT		
Computer equipment	22,243	22,243
Office equipment	3,169	3,169
	25,412	25,412
Less accumulated depreciation	(15,304)	(11,344)
	10,108	14,068
OTHER ASSETS		
Investment	3,300	3,300
Clearing deposit	25,000	25,000
	28,300	28,300
	$ 112,875	$ 282,482

See Notes to Financial Statements

	2001	2000
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commission payable	**$ 46,949**	$ 103,900
Accrued bonus	**-**	17,130
Other accrued expenses	**6,264**	34,843
Due to stockholder	**10,000**	11,706
	63,213	167,579
CONTINGENCIES AND COMMITMENTS (Note 7)	**-**	-
STOCKHOLDER'S EQUITY		
Common stock, no par value; 2,000 shares authorized; 1,000 shares issued and outstanding	**25,000**	25,000
Additional paid-in capital	**242,929**	100,000
Retained earnings (deficit)	**(218,267)**	(10,097)
	49,662	114,903
	$ 112,875	$ 282,482

WORKMAN SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Commission income	$ 3,077,312	$ 4,647,275
Representative fees	12,423	15,540
Miscellaneous income	81,708	66,605
Interest	7,357	10,801
	3,178,800	4,740,221
EXPENSES		
Commissions	2,664,610	3,956,117
Licensing and registration	12,761	25,452
Office supplies and expense	93,692	123,097
Professional fees	93,742	84,508
Training and compliance	4,828	7,232
Business insurance	5,232	1,905
Dues and subscriptions	1,905	998
Customer settlements	35,000	306
Depreciation and amortization	3,960	2,353
Bad debt expense	750	1,639
Advertising	3,330	12,497
Salaries and wages	345,875	385,009
Payroll taxes	31,526	38,898
Producer conference	38,823	64,655
Employee functions	227	2,130
Printing	2,985	8,910
Meals and entertainment	5,309	10,374
Travel	13,072	6,847
Other	29,343	35,012
	3,386,970	4,767,939
NET LOSS	$ (208,170)	$ (27,718)

See Notes to Financial Statements

WORKMAN SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCE, DECEMBER 31, 1999	1,000	$ 25,000	$ 100,000	$ 17,621	$ 142,621
Net loss				(27,718)	(27,718)
BALANCE, DECEMBER 31, 2000	1,000	25,000	100,000	(10,097)	114,903
Capital contributions			142,929		142,929
Net loss				(208,170)	(208,170)
BALANCE, DECEMBER 31, 2001	1,000	$ 25,000	$ 242,929	$ (218,267)	$ 49,662

See Notes to Financial Statement

WORKMAN SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES		
Net loss	$ (208,170)	$ (27,718)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation	3,960	2,353
Non-cash expenses assumed by stockholder	60,929	-
(Increase) decrease in:		
Receivable from clearing organization	72,845	160,941
Advances to brokers	878	126
Deposits-clearing broker	-	60,000
Prepaid insurance	(9,614)	-
Increase (decrease) in:		
Accrued commissions	(56,951)	(130,300)
Accrued bonuses	(17,130)	4,630
Other accrued expenses	(28,579)	7,944
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(181,832)	77,976
INVESTING ACTIVITIES		
Purchase of investment	-	(3,300)
Purchase of furniture and equipment	-	(7,647)
NET CASH USED FOR INVESTING ACTIVITIES	-	(10,947)
FINANCING ACTIVITIES		
Capital contribution	82,000	-
Advances from stockholder	32,000	17,719
Repayments to stockholder	(33,706)	(6,013)
NET CASH FROM FINANCING ACTIVITIES	80,294	11,706
NET INCREASE (DECREASE) IN CASH	(101,538)	78,735
CASH AT BEGINNING OF YEAR	123,645	44,910
CASH AT END OF YEAR	$ 22,107	$ 123,645
NONCASH FINANCING ACTIVITIES		
Contributions of capital by assumption of liabilities	$ 60,929	$ -

See Notes to Financial Statement

NOTE 1 - ORGANIZATION AND ACTIVITIES

Workman Securities Corporation (WSC) is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2001, the Company is a registered broker-dealer in 42 states. The Company is presently pursuing registration in additional states.

The majority of WSC's commission revenue is earned from mutual fund investments and transfers executed on behalf of its customers. WSC also earns commissions on various life insurance products, including variable annuity contracts, universal life and variable life insurance policies, and securities transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable

Receivable from clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2001 and 2000.

Depreciation

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are three to five years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Investments

The Company's investments are reported at cost, which approximates market value.

Income Taxes

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and Minnesota income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and Minnesota individual income tax returns. Therefore, no provision for corporate income taxes has been included in the financial statements.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective August 24, 2001, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital, as computed under the rule, of $18,633 and its ratio of aggregate indebtedness to net capital was 3.4 to 1. Prior to August 24, 2001, the Company's net capital requirement was $50,000.

NOTE 4 - RELATED PARTIES

One of the Company's stockholders is also the majority stockholder in Workman Financial Group, Inc. (WFG). WFG is not a broker-dealer. During 1999, the Company began subleasing equipment and office space on a month-to-month basis from WFG. Lease expense for the year ended December 31, 2001 and 2000 was $48,901 and $50,420, respectively.

During 2001, Bruce Workman, the Company's sole shareholder, assumed personal liability for approximately $61,000 of debts resulting from operations of the Company. The Company was fully released from its then current and subsequent liability for these debts. The Company has recorded the expenses and a corresponding contribution of capital to reflect these activities within the financial statements.

NOTE 5 - CONCENTRATIONS

The Company earned 11.9% of its total commission revenue from one broker during the year ended December 31, 2000. In addition, the Company paid 13.4% of their commission expense to one broker for the year ended December 31, 2000.

(continued on next page)

NOTE 6 - RETIREMENT PLAN

During 1999, the Company established a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees with at least six months of service and who are at least 21 years of age are eligible to participate in the plan. The Company matches contributions up to 2%, but is not required to do so. Employees are immediately vested upon entering the plan. For the years ended December 31, 2001 and 2000, the Company's contributions to the plan were approximately $7,400 and $5,500, respectively. As of November 2001, the plan was terminated.

NOTE 7 - CONTINGENCIES AND COMMITMENTS

During 2001, the Company was a defendant in an action against a former Workman Securities registered representative. On January 25, 2001 the action was dismissed without prejudice. During December 2001, the Company was contacted by the party's legal counsel seeking to settle the claim in lieu of further litigation. On January 25, 2002, the Company settled the claim in lieu of further litigation for $5,000. Payment of the $5,000 settlement during January 2002 was offset against the amount due to the Company's sole stockholder in accordance with the stockholder's agreement with BDMA, Inc.

On December 31, 2001, the Company and its sole stockholder, entered into a management agreement with BDMA. Inc., in anticipation of completing negotiations for the sale of the Company's stock to BDMA, Inc. The management agreement provides BDMA the right to manage the Company, commencing January 1, 2002, and the right to receive the profits generated from the Company. The agreement may be cancelled by either party with 30 days notice. In the event the Company cancels the agreement, a penalty of $35,000 is owed by the Company to BDMA, Inc. unless profits previously received by BDMA, Inc. exceed $40,000. After payment of $40,000 in profits, the agreement may be terminated without penalty.

NOTE 8 - SUBSEQUENT EVENT

On February 12, 2002, the Company's sole stockholder sold 100% of the outstanding shares of the Company to BDMA, Inc.

WORKMAN SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

WORKMAN SECURITIES CORPORATION

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

NET CAPITAL		
STOCKHOLDERS' EQUITY	$	49,662
DEDUCTIONS:		
Nonallowable assets:		
Accounts receivable from brokers		1,107
Non-allowable receivables		6,900
Prepaid insurance		9,614
Property and equipment, net		10,108
Investment		3,300
Total nonallowable assets		31,029
NET CAPITAL	$	18,633
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	63,213
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.4 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	46,546
Net audit adjustments to financial statements		(27,913)
Net capital per above	$	18,633

WORKMAN SECURITIES CORPORATION

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under paragraph k(2)(ii) and has signed a voluntary restrictive letter with the National Association of Securities Dealers, Inc. (NASD) to this effect and, accordingly, is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ending December 31, 2001.

WORKMAN SECURITIES CORPORATION

Schedule III

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2001

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

WORKMAN SECURITIES CORPORATION

Schedule IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Workman Securities Corporation
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Workman Securities Corporation (the Company),** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11000 Prairie Lakes Drive • Suite 410 • Eden Prairie, Minnesota 55344-3800 • 952.944.6166 • Fax 952.944.8496
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives, except as described below.

During the year ended December 31, 2001, a deposit of additional paid-in capital was made to the Company and subsequently repaid to the shareholder. As a result of the repayment, classification of the receipt by the Company as additional paid-in capital (and thereby inclusion in net capital) was not appropriate. During the period between this deposit and its withdrawal, the Company would have been in early warning and should have reported this situation to the regulatory agencies.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Eden Prairie, Minnesota
February 28, 2002